FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               December 5, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

          Form 20-F   X              Form 40-F
                    -----                      -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

          Yes                        No    X
               -----                     -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

          Yes                        No    X
               -----                     -----


     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

          Yes                        No    X
               -----                     -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                               Total Pages: 3

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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                      Smith & Nephew plc
                                      (Registrant)


Date: December 5, 2003                By: /s/ Paul Chambers
                                          ---------------------------
                                          Paul Chambers
                                          Company Secretary

3 December 2003


The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP


Dear Sirs,

Smith & Nephew plc has been informed today that Mourant & Co. Trustees Limited, as trustee of The Smith & Nephew Employees' Share Trust has purchased a total of 286,149 ordinary shares in the Company on the 2nd of December 2003 at a price of 452.039 pence per share, representing 0.03% of the issued ordinary share capital.

The Trust, which now holds a total of 1,556,520 shares representing 0.17% of the issued ordinary share capital of the Company, is a discretionary trust of which all employees of the Company and its subsidiaries are potential beneficiaries. Each of the executive directors of the Company is, therefore, interested in the shares held in the Trust from time to time in the same way as other employees of the Group.

Yours faithfully,





P.R. Chambers
Company Secretary